OSISKO GOLD ROYALTIES LTD

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the years

ended

December 31, 2022 and 2021

Osisko Gold Royalties Ltd Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Osisko Gold Royalties Ltd's (the "Company's") management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (United States), as amended.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2022. The Company's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is located on the next pages.

(signed) Sandeep Singh	(signed) Frédéric Ruel
President, Chief Executive Officer and Director	Vice President, Finance and Chief Financial Officer

February 23, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Gold Royalties Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Osisko Gold Royalties Ltd and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of royalty, stream and other interests

As described in Notes 3, 5 and 11 to the consolidated financial statements, the Company's royalty, stream and other interests carrying amount was $1,378 million as of December 31, 2022. Management assesses at each reporting date whether there are indicators that the carrying amount may not be recoverable, which give rise to the requirement to conduct a formal impairment test. Impairment is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream and other interests level for each property from which cash inflows are generated. Management uses judgement when assessing whether there are indicators of impairment, including a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of royalty, stream and other interests is a critical audit matter are (i) the judgement by management when assessing whether there were indicators of impairment which would require a formal impairment test to be performed; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate audit evidence related to management's assessment of impairment indicators related to a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of impairment indicators of royalty, stream and other interests. These procedures also included, among others, evaluating the reasonableness of management's assessment of impairment indicators for a sample of royalty, stream and other interests, related to a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information by considering (i) current and past performance of royalty, stream and other interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information of operators of royalty, stream and other interests; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP1

Montréal, Canada

February 23, 2023

We have served as the Company's auditor since 2006.

______________________________________________

1 CPA auditor, public accountancy permit No. A123475

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2022	2021
	Notes	$	$

Assets

Current assets

Cash	6	90,548	115,698
Amounts receivable	7	11,700	14,691
Inventories	8	-	18,596
Other assets	8	2,546	3,941
		104,794	152,926

Non-current assets

Investments in associates	9	319,763	125,354
Other investments	10	73,504	169,010
Royalty, stream and other interests	11	1,378,253	1,154,801
Mining interests and plant and equipment	12	6,947	635,655
Exploration and evaluation	13	-	3,635
Goodwill	14	111,204	111,204
Other assets	8	1,836	18,037
		1,996,301	2,370,622

Liabilities

Current liabilities

Accounts payable and accrued liabilities	15	6,825	30,049
Dividends payable	18	10,121	9,157
Provisions and other liabilities	16	921	12,179
Current portion of long-term debt	17	-	294,891
		17,867	346,276

Non-current liabilities

Provisions and other liabilities	16	6,701	60,334
Long-term debt	17	147,950	115,544
Deferred income taxes	21	86,572	68,407
		259,090	590,561

Equity

Share capital	18	2,076,070	1,783,689
Warrants	19	-	18,072
Contributed surplus		77,295	42,525
Equity component of convertible debentures	17	-	14,510
Accumulated other comprehensive income		47,435	58,851
Deficit		(463,589)	(283,042)
Equity attributable to Osisko Gold Royalties Ltd's shareholders		1,737,211	1,634,605
Non-controlling interests		-	145,456
Total equity		1,737,211	1,780,061
		1,996,301	2,370,622

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Executive Chair of the Board and Director	(signed) Joanne Ferstman, Director

Osisko Gold Royalties Ltd Consolidated Statements of Loss For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2022	2021
	Notes	$	$
		(Note 31)	(Note 31)

Revenues	22	217,809	224,877

Cost of sales	22	(16,076)	(37,646)
Depletion	11, 22	(51,355)	(48,361)
Gross profit		150,378	138,870

Other operating expenses
General and administrative	22	(20,216)	(19,610)
Business development	22	(5,375)	(4,168)
Impairment of royalty interests	22	(1,818)	(2,938)
Operating income		122,969	112,154
Interest income		9,767	4,292
Finance costs		(22,339)	(23,838)
Foreign exchange gain (loss)		20,146	(133)
Share of loss of associates		(1,863)	(2,246)
Other (losses) gains, net	22	(15,557)	12,324
Earnings before income taxes		113,123	102,553
Income tax expense	21	(27,838)	(25,926)
Net earnings from continuing operations		85,285	76,627
Net loss from discontinued operations	31	(268,475)	(133,302)
Net loss		(183,190)	(56,675)

Net loss attributable to:
Osisko Gold Royalties Ltd's shareholders		(118,754)	(23,554)
Non-controlling interests		(64,436)	(33,121)

Net earnings per share from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	24	0.47	0.46

Net loss per share attributable to Osisko Gold Royalties Ltd's shareholders
Basic and diluted	24	(0.66)	(0.14)

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Loss For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars)

	2022	2021
	$	$
	(Note 31)	(Note 31)

Net loss	(183,190)	(56,675)

Other comprehensive (loss) income

Items that will not be reclassified to the consolidated statement of loss

Changes in fair value of financial assets at fair value through other comprehensive income	(43,486)	7,303
Income tax effect	4,324	(471)

Share of other comprehensive loss of associates	(1,368)	(1,665)

Items that may be reclassified to the consolidated statement of loss

Currency translation adjustments	49,904	(2,990)

Deemed disposal of an investment in an associate Reclassification to the statements of loss of the other comprehensive income, net of income tax	(294)	-

Other comprehensive income	9,080	2,177

Comprehensive loss	(174,110)	(54,498)

Comprehensive income (loss) attributable to Osisko Gold Royalties Ltd's shareholders:
From continuing operations	88,988	82,292
From discontinued operations	(204,039)	(100,181)

Comprehensive loss attributable to:
Osisko Gold Royalties Ltd's shareholders	(115,051)	(17,889)
Non-controlling interests	(59,059)	(36,609)

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars)

		2022	2021
	Notes	$	$
		(Note 31)	(Note 31)
Operating activities
Net earnings from continuing operations		85,285	76,627
Adjustments for:
Share-based compensation		7,119	7,729
Depletion and amortization		52,415	49,422
Impairment of assets		4,179	5,050
Finance costs		7,340	6,973
Share of loss of associates		1,863	2,246
Net gain on acquisition of investments		(48)	(7,416)
Change in fair value of financial assets at fair value through profit and loss		16,848	(6,987)
Net gain on dilution of investments		(3,604)	-
Foreign exchange (gain) loss		(19,907)	186
Deferred income tax expense		26,688	24,695
Other		116	107
Net cash flows provided by operating activities before changes in non-cash working capital items		178,294	158,632
Changes in non-cash working capital items	25	(3,231)	(5,413)
Net operating cash flows provided by continuing operations		175,063	153,219
Net operating cash flows used by discontinued operations	31	(65,116)	(47,124)
Net cash flows provided by operating activities		109,947	106,095

Investing activities
Net proceeds of short-term investments		2,960	3,501
Acquisitions of investments		(12,472)	(35,419)
Proceeds from disposal of investments		-	7,882
Acquisitions of royalty and stream interests		(124,209)	(90,980)
Cash balance of Osisko Development Corp. at the time of deconsolidation	31	(133,138)	-
Other		(18)	(40)
Net investing cash flows used by continuing operations		(266,877)	(115,056)
Net investing cash flows used by discontinued operations	31	(114,984)	(156,982)
Net cash flows used in investing activities		(381,861)	(272,038)

Financing activities
Bought deal equity financing	18	311,962	-
Share issue costs	18	(13,941)	-
Increase in long-term debt	17	147,833	50,000
Repayment of long-term debt	17	(413,120)	(50,000)
Exercise of share options and shares issued under the share purchase plan		4,387	14,544
Normal course issuer bid purchase of common shares	18	(22,135)	(30,791)
Dividends paid		(37,929)	(32,464)
Capital payments on lease liabilities		(874)	(834)
Withholding taxes on settlement of restricted and deferred share units		(2,224)	(3,715)
Other		(555)	(1,079)
Net financing cash flows used by continuing operations		(26,596)	(54,339)
Net financing cash flows provided by discontinued operations	31	245,833	34,738
Net cash flows provided by (used in) financing activities		219,237	(19,601)

Decrease in cash before effects of exchange rate changes		(52,677)	(185,544)

Effects of exchange rate changes on cash
Continuing operations		21,008	(920)
Discontinued operations	31	6,519	(362)
Net decrease in cash		(25,150)	(186,826)
Cash - January 1		115,698	302,524
Cash - December 31	6	90,548	115,698

Additional information on the consolidated statements of cash flows is presented in Note 25.

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the year ended December 31, 2022
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive			controlling
	Notes	outstanding	capital		surplus	debentures	Income (i)	Deficit	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2022		166,493,597	1,783,689	18,072	42,525	14,510	58,851	(283,042)	1,634,605	145,456	1,780,061

Net loss		-	-	-	-	-	-	(118,754)	(118,754)	(64,436)	(183,190)
Other comprehensive income		-	-	-	-	-	3,703	-	3,703	5,377	9,080
Comprehensive income (loss)		-	-	-	-	-	3,703	(118,754)	(115,051)	(59,059)	(174,110)

Bought deal financing	18	18,600,000	311,962	-	-	-	-	-	311,962	-	311,962
Share issue costs, net of income taxes of $3.7 million	18	-	(10,247)	-	-	-	-	-	(10,247)	-	(10,247)
Net investments from minority shareholders	31	-	-	-	-	-	-	-	-	210,360	210,360
Acquisition of Tintic by Osisko Development Corp.	31	-	-	-	-	-	-	-	-	109,657	109,657
Effect of changes in ownership of a subsidiary on non-controlling interest		-	-	-	-	-	-	(32,184)	(32,184)	32,184	-
Dividends declared		-	-	-	-	-	-	(40,573)	(40,573)	-	(40,573)
Shares issued - Dividends reinvestment plan		118,639	1,680	-	-	-	-	-	1,680	-	1,680
Shares issued - Employee share purchase plan		20,383	303	-	-	-	-	-	303	-	303
Share options - Share-based compensation		-	-	-	2,827	-	-	-	2,827	2,487	5,314
Share options exercised		309,749	5,280	-	(1,080)	-	-	-	4,200	-	4,200
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	3,361	-	-	-	3,361	1,383	4,744
Settlement		160,043	1,919	-	(3,747)	-	-	(416)	(2,244)	270	(1,974)
Income tax impact		-	-	-	76	-	-	-	76	-	76
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	1,075	-	-	-	1,075	462	1,537
Settlement		29,975	395	-	(407)	-	-	-	(12)	95	83
Income tax impact		-	-	-	83	-	-	-	83	-	83
Normal course issuer bid purchase of common shares	18	(1,694,658)	(18,911)	-	-	-	-	(3,224)	(22,135)	-	(22,135)
Warrants expired unexercised	19	-	-	(18,072)	18,072	-	-	-	-	-	-
Maturity of convertible debentures - equity component	17	-	-	-	14,510	(14,510)	-	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	(14,604)	14,604	-	-	-
Deconsolidation of Osisko Development Corp.	31	-	-	-	-	-	(515)	-	(515)	(443,295)	(443,810)
Balance - December 31, 2022		184,037,728	2,076,070	-	77,295	-	47,435	(463,589)	1,737,211	-	1,737,211

(i) As at December 31, 2022, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of loss amounting to ($9.8 million) and items that may be recycled to the consolidated statements of loss amounting to $57.2 million.

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the year ended December 31, 2021
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd's shareholders
		Number of				Equity	Accumulated
		common		Warrants		component of	other			Non-
		shares	Share		Contributed	convertible	comprehensive			controlling
	Notes	outstanding	capital		surplus	debentures	Income (i)	Deficit	Total	interests	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2021		166,647,932	1,776,629	18,072	41,570	17,601	48,951	(174,458)	1,728,365	112,667	1,841,032

Net loss		-	-	-	-	-	-	(23,554)	(23,554)	(33,121)	(56,675)
Other comprehensive income (loss)		-	-	-	-	-	5,665	-	5,665	(3,488)	2,177
Comprehensive income (loss)		-	-	-	-	-	5,665	(23,554)	(17,889)	(36,609)	(54,498)

Net investments from minority shareholders	31	-	-	-	-	-	-	-	-	27,314	27,314
Effect of changes in ownership of a subsidiary on non-controlling interest		-	-	-	-	-	-	(36,482)	(36,482)	36,482	-
Dividends declared		-	-	-	-	-	-	(35,085)	(35,085)	-	(35,085)
Shares issued - Dividends reinvestment plan		120,523	1,821	-	-	-	-	-	1,821	-	1,821
Shares issued - Employee share purchase plan		20,496	311	-	-	-	-	-	311	-	311
Share options - Share-based compensation		-	-	-	3,636	-	-	-	3,636	2,315	5,951
Share options exercised		1,043,903	18,069	-	(3,720)	-	-	-	14,349	-	14,349
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	3,527	-	-	-	3,527	1,858	5,385
Settlement		215,851	2,605	-	(5,113)	-	-	(671)	(3,179)	-	(3,179)
Income tax impact		-	-	-	(184)	-	-	-	(184)	82	(102)
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	1,162	-	-	-	1,162	1,259	2,421
Settlement		30,849	625	-	(1,349)	-	-	(237)	(961)	-	(961)
Income tax impact		-	-	-	(95)	-	-	-	(95)	88	(7)
Normal course issuer bid purchase of common shares	18	(2,103,366)	(22,471)	-	-	-	-	(8,320)	(30,791)	-	(30,791)
Deemed issuance of Osisko shares	9	517,409	6,100	-	-	-	-	-	6,100	-	6,100
Maturity of convertible debenture - equity component	17	-	-	-	3,091	(3,091)	-	-	-	-	-
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes		-	-	-	-	-	4,235	(4,235)	-	-	-
Balance - December 31, 2021		166,493,597	1,783,689	18,072	42,525	14,510	58,851	(283,042)	1,634,605	145,456	1,780,061

(i) As at December 31, 2021, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statements of loss amounting to $33.7 million and items that may be recycled to the consolidated statements of loss amounting to $25.1 million.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. Osisko is a public company, traded on the Toronto Stock Exchange and the New York Stock Exchange, constituted under the Business Corporations Act (Québec) and domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

2. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except for the adoption of the amendments to IAS 16 (Note 4). The Board of Directors approved these consolidated financial statements for issue on February 23, 2023.

3. Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below.

a) Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value (including derivative instruments).

b) Consolidation

The Company's financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are deconsolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by Osisko Gold Royalties Ltd.

The principal subsidiaries of the Company, their geographic locations and their related participation at December 31, 2022 and 2021 were as follows:

As at December 31, 2022:

Entity	Jurisdiction	Participation	Functional currency
Osisko Bermuda Limited	Bermuda	100%	United States dollar
Osisko Mining (USA) Inc.	Delaware	100%	United States dollar

As at December 31, 2021:

Entity	Jurisdiction	Participation	Functional currency
Osisko Bermuda Limited	Bermuda	100%	United States dollar
Osisko Mining (USA) Inc.	Delaware	100%	United States dollar
Osisko Development Corp. (i)	Québec	75.1%	Canadian dollar

(i) Osisko Development Corp. ("Osisko Development") ceased to be consolidated as of September 30, 2022 (Note 31).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company and some of its subsidiaries.

Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii) Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation's functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income or loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of income or loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

d) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset, and the net amount is reported in the balance sheet, when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other acceptable valuation techniques.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

(i) Financial assets

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income or loss to retained earnings upon derecognition of the investment.

(ii) Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

d) Financial instruments (continued)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Cash
Notes and loans receivable Revenues receivable from royalty, stream and other interests Interest income receivable Amounts receivable from associates and other receivables Reclamation deposits (i)

Financial assets at fair value through profit or loss	Investments in derivatives and convertible debentures

Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities Liability component of convertible debentures Borrowings under revolving credit facilities Equipment financings (i)

i) Related exclusively to Osisko Development, which was deconsolidated on September, 30, 2022 (Note 31).

Derivatives

Derivatives, other than warrants held in mining exploration and development companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

e) Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

• Revenues receivable from royalty, stream and other interests; and

• Notes and loans receivable measured at amortized cost.

Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 Financial instruments for revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

e) Impairment of financial assets (continued)

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

f) Cash

Cash includes demand deposits held with banks.

g) Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company's investments in its associates are included in the Company's results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company's share of profits or losses of associates after the date of acquisition. Such share of profits and losses takes into account the attribution of the price paid to the Company's share of the associate's underlying assets and liabilities. The Company's share of profits or losses is recognized in the consolidated statement of income or loss and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company's interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income or loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.

h) Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests in producing, development and exploration and evaluation stage properties. Royalty, stream and other interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The major categories of the Company's interests are i) producing, ii) development and iii) exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and development royalty, stream and other interests are recorded at cost and capitalized in accordance with IAS 16 Property, Plant and Equipment. Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and resources from the operators of the producing royalty, stream and other interests.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

h) Royalty, stream and other interests (continued)

On acquisition of a producing or a development royalty, stream and other interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty, stream and other interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing and development royalty, stream and other interests are reviewed for impairment at each reporting date if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (''CGU'') which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated.

Royalty, stream and other interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or producing, and the impairment loss, if any, is recognized in net income or net loss.

At the end of each reporting period, royalty, stream and other interests are reviewed for any indicators of potential reversal of impairment previously booked.

i) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3-5 years
Right-of-use assets	Shorter of useful life and lease term

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains or losses, net in the consolidated statement of income or loss.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

j) Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair value of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

k) Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income or loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

l) Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders' equity as equity component of convertible debenture. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component.  Subsequent changes in the deferred tax liability are recognized through the consolidated statement of income or loss.

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

m) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

n) Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

o) Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For commodities received from royalty and stream agreements paid in-kind and subsequently sold, and for offtake agreements, the Company's performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer's acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third-party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

p) Leases

The Company is committed to long-term lease agreements, mainly for office space (and mining equipment until the deconsolidation of Osisko Development (Note 31)).

Leases are recognized as a right-of-use asset (presented under non-current other assets on the consolidated balance sheet) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company's incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

q) Share-based compensation

Share option plan

The Company offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

The Company offers a deferred share units ("DSU") plan to its non-executive directors and a restricted share units ("RSU") plan to its officers, employees and consultants as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Osisko's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted by Osisko to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

r) Earnings per share

The calculation of earnings per share ("EPS") is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU and RSU and convertible debentures.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. Significant accounting policies (continued)

s) Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the President and Chief Executive Officer (the "President and CEO") who fulfills the role of the chief operating decision-maker. The President and CEO is responsible for allocating resources and assessing performance of the Company's operating segments. Prior to the deconsolidation of Osisko Development on September 30, 2022 (Note 31), the President and CEO organized and managed the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. Following the deconsolidation of Osisko Development, and the deemed disposal of the exploration, evaluation and development of mining projects segment, the President and CEO organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests.

Additional significant accounting policies, applicable solely to the discontinued operations, are described under Note 31.

4. New accounting standards and amendments

New accounting standard

Amendments to IAS 16 Property, plant and equipment

The IASB has made amendments to IAS 16 Property, plant and equipment, which are effective for financial years beginning on or after January 1, 2022. Proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. Companies therefore need to distinguish between the costs associated with producing and selling items before the item of property, plant and equipment (pre-production revenue) is available for use and the costs associated with making the item of property, plant and equipment available for its intended use. For the sale of items that are not part of a company's ordinary activities, the amendments require to separately disclose the sales proceeds and related production cost recognized in profit or loss and specify the line items in which such proceeds and costs are included in the statement of comprehensive income or loss. An entity applies the amendments retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.

The Company has adopted the amendments of IAS 16 on January 1, 2022 and has applied them retroactively. The impacts of the adoption were solely related to the activities of Osisko Development, which were deconsolidated on September 30, 2022 and presented as discontinued operations (Note 31). As a result, the impacts of the adoption are only reflected in certain notes of the consolidated financial statements and are deemed to be immaterial.

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2022. These updates are not expected to have any significant impact on the Company and are therefore not discussed herein.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Significant accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgements based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant accounting estimates and assumptions

Mineral reserves and resources - Royalties, streams and other assets

Royalty, stream and other interests comprise a large component of the Company's assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company's consolidated financial statements. These estimates are applied in determining the depletion of the Company's royalty, stream and other interests and assessing the recoverability of the carrying value of royalty, stream and other interests. For royalty, stream and other interests, the public disclosures of mineral reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of mineral reserves and resources may change based on additional knowledge gained subsequent to the initial assessment, adjusted by the Company's internal geological specialists, as deemed necessary. Changes in the estimates of mineral reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and other interests.

Impairment of royalty, stream and other interests

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment (or reversal of impairment) analysis.

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting date and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statement of income or loss.

The Company performs an annual impairment test using the fair value less cost of disposal of the group of CGUs supporting the goodwill and using discounted cash flows with the most recent budgets and forecasts available, including information from external sources. The periods to be used for the projections are based on the expected production from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate to be used takes into consideration the different risk factors of the Company.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Significant accounting estimates and judgements (continued)

Significant judgements in applying the Company's accounting policies

Investee - control and significant influence

The assessment of whether the Company has control or significant influence over an investee requires the use of judgements when assessing factors that could give rise to control or significant influence. Factors which could lead to the conclusion of having control or significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; investment agreements between the investor and the investee; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

Changes in the judgements used in determining if the Company has control or significant influence over an investee would impact the accounting treatment of the investment in the investee.

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company's management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee's exploration projects and changes in financing cash flows.

Impairment of royalty, stream and other interests on exploration and evaluation properties

Assessment of impairment and reversal of impairment of royalty, stream and other interests on exploration and evaluation properties requires the use of judgement when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment or impairment reversal test on the Company's royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment or impairment reversal review include, but are not limited to, an expiry of the right of the operator to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area not planned by the operator, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the operator has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the royalty, stream and other interests is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the operator or its farmee; and a significant change in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the royalty, stream and other interests on exploration and evaluation properties could impact the impairment or impairment reversal analysis.

Impairment of development and producing royalty, stream and other interests and goodwill

Assessment of impairment and reversal of impairment of development and producing royalty, stream and other interests and goodwill requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment or impairment reversal test on the Company's development and producing royalty, stream and other interests or goodwill. Factors which could trigger an impairment or impairment reversal review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant change in mineral reserves and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected and a significant change in current or forecast commodity prices and interest rates.

Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests or goodwill could impact the impairment or impairment reversal analysis.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Significant accounting estimates and judgements (continued)

Significant judgements in applying the Company's accounting policies (continued)

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

Additional significant accounting estimates and judgements, applicable solely to the discontinued operations, are described in Note 31.

6. Cash

As at December 31, 2022 and 2021, the consolidated cash position was as follows:

	Osisko Gold Royalties (i)		Osisko Development (ii), (iii)		Total
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$

Cash held in Canadian dollars	24,192	40,121	-	13,364	24,192	53,485

Cash held in U.S. dollars	48,993	33,262	-	15,810	48,993	49,072
Cash held in U.S. dollars (Canadian equivalent)	66,356	42,170	-	20,043	66,356	62,213
Total cash	90,548	82,291	-	33,407	90,548	115,698

(i) Excluding Osisko Development and its subsidiaries.

(ii) Osisko Development and its subsidiaries.

(iii) On September 30, 2022, the Company deconsolidated Osisko Development's cash balance of $133.1 million from its balance sheet (Note 31).

7. Amounts receivable

	December 31,	December 31,
	2022	2021
	$	$

Revenues receivable from royalty, stream and other interests	2,008	1,378
Interest income receivable	8,834	4,655
Amounts receivable from associates (i)	388	743
Sales taxes and exploration tax credits (ii)	121	7,358
Other receivables	349	557
	11,700	14,691

(i) Amounts receivable from associates are mainly related to professional services and office rent.

(ii) On December 31, 2021, exploration tax credits amounting to $6.4 million were related to Osisko Development's activities. On September 30, 2022, the Company deconsolidated Osisko Development (Note 31).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Inventories and other assets

	December 31,	December 31,
	2022	2021
	$	$
Current

Ore in stockpiles (i), (ii)	-	4,194
Gold-in-circuit and doré bars (i), (ii)	-	9,751
Supplies and others (i)	-	4,651
Total current inventories	-	18,596

Prepaid expenses and deposits	2,546	3,941
Total current other assets	2,546	22,537
Non-current

Sales taxes (iii)	-	11,632
Deposits (reclamation and equipment) (i)	-	4,619
Deferred financing fees	1,836	1,786
Total non-current other assets	1,836	18,037

(i) As at December 31, 2021, inventories and certain other assets were held by subsidiaries of Osisko Development and were related to the Bonanza Ledge Phase 2 and San Antonio projects. On September 30, 2022, the Company deconsolidated Osisko Development (Note 31).

(ii) As at December 31, 2021, the ore in stockpiles, gold-in-circuit and doré bars inventories were recorded at their net realizable value.

(iii) As at December 31, 2021, the non-current sales taxes were related to value added tax of Osisko Development in Mexico, for which the collection period was over one year.

9. Investments in associates

	2022	2021
	$	$

Balance - January 1	125,354	119,219
Acquisitions	2,361	4,478
Exercises of warrants	-	1,437
Share of loss	(2,438)	(3,950)
Share of other comprehensive loss	(1,368)	(1,665)
Net gain on ownership dilution	3,604	1,847
Gain on deemed disposal (i)	11,854	-
Transfers to other investments (Note 10) (i)	(15,343)	-
Deemed issuance of Osisko common shares held by an associate	-	6,100
Impairments	(2,361)	(2,112)
Investments in associates held by Osisko Development and deconsolidated on September 30, 2022 (Note 31)	(8,900)	-
Reclassification of interest held by the Company in Osisko Development (Note 31)	207,000	-
Balance - December 31	319,763	125,354

(i) In 2022, the gain on deemed disposal is related to an investment in an associate that was transferred to other investments as the Company has considered that it has lost its significant influence over the investee.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Investments in associates (continued)

Material investments

Osisko Development Corp.

Osisko Development is a Canadian gold exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Trixie property in Utah ("Trixie"), United States. Osisko owns a 5% NSR royalty on the Cariboo gold project, a 15% gold and silver stream on the San Antonio gold project and a 2.5% metals stream on the Trixie property.

As at December 31, 2022, the Company held 33,333,366 common shares representing a 44.1% interest in Osisko Development (75.1% as at December 31, 2021). Following the deconsolidation of Osisko Development as at September 30, 2022, the Company concluded that it exercises significant influence over Osisko Development and accounts for its investment using the equity method since October 1, 2022 (Note 31).

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall gold project in Québec, Canada. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall gold project and a 1% NSR royalty on other properties held by Osisko Mining.

As at December 31, 2022, the Company holds 50,023,569 common shares representing a 14.4% interest in Osisko Mining (14.4% as at December 31, 2021). The Company concluded that it exercises significant influence over Osisko Development and accounts for its investment using the equity method.

The financial information of the individually material associates is as follows and includes adjustments to the accounting policies of the associates to conform to those of Osisko (in thousands of dollars):

	Osisko Development (i),(ii)		Osisko Mining (i)		Osisko Metals (i),(iii)
	2022	2021	2022	2021	2022	2021
	$	$	$	$	$	$

Current assets	168,104	61,425	175,012	185,307	n/a	5,659
Non-current assets	839,811	641,699	796,242	664,544	n/a	89,006
Current liabilities	53,275	41,854	28,244	31,440	n/a	2,676
Non-current liabilities	160,802	77,068	230,200	109,502	n/a	1,607
Revenues	47,801	4,681	-	-	n/a	-

Net loss	(184,016)	(84,620)	(2,947)	(8,149)	n/a	(4,618)
Other comprehensive income (loss)	14,927	(12,846)	(4,570)	(9,816)	n/a	(36)
Comprehensive loss	(169,089)	(97,466)	(7,517)	(17,965)	n/a	(4,654)

Carrying value of investment (iv)	207,000	n/a	99,714	98,885	n/a	13,470
Fair value of investment (iv)	192,334	n/a	175,082	190,590	n/a	12,140

(i) Information is for the reconstructed twelve months ended September 30, 2022 and 2021.

(ii) Osisko Development was deconsolidated and became a material associate on September 30, 2022 (Note 31).

(iii) Osisko Metals ceased to be a material associate in 2022.

     (iv) As at December 31, 2022 and 2021.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Investments in associates (continued)

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2022	2021
	$	$
Aggregate amount of the Company's share of net loss	456	(583)
Aggregate amount of the Company's share of other comprehensive loss	-	-
Aggregate carrying value of investments (i)	13,049	12,999
Aggregate fair value of investments (i)	6,676	45,426

(i) As at December 31, 2022 and 2021.

10. Other investments

	2022	2021
	$	$

Fair value through profit or loss (warrants and convertible instruments)
Balance - January 1	47,981	25,063
Acquisitions	4,438	17,754
Exercises of warrants	(80)	(1,122)
Change in fair value	(17,236)	6,286
Acquisition of Tintic by Osisko Development (Note 31)	(10,827)	-
Foreign exchange revaluation impact	50	-
Investments held by Osisko Development and deconsolidated on September 30, 2022 (Note 31)	(109)	-
Balance - December 31	24,217	47,981

Fair value through other comprehensive (loss) income (common shares)
Balance - January 1	94,231	115,590
Acquisitions	5,260	18,668
Exercises of warrants	-	600
Transfer from associates (Note 9)	15,343	-
Change in fair value	(43,486)	7,303
Disposals	(21,634)	(47,930)
Investments held by Osisko Development deconsolidated on September 30, 2022 (Note 31)	(31,377)	-
Balance - December 31	18,337	94,231

Amortized cost (notes)
Balance - January 1	26,798	16,861
Acquisitions	5,175	12,849
Repayments	(2,960)	(3,007)
Foreign exchange revaluation impact	1,937	95
Balance - December 31	30,950	26,798
Total	73,504	169,010

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10. Other investments (continued)

Other investments comprise common shares, warrants and convertible instruments, mostly from Canadian publicly traded companies, as well as loan receivables (notes) from two private companies, owning the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were written-off in full) (Note 26).

11. Royalty, stream and other interests

		Year ended December 31, 2022
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	703,113	438,032	13,656	1,154,801
Acquisitions	123,359	850	-	124,209
Depletion	(27,362)	(23,993)	-	(51,355)
Impairment	(1,818)	-	-	(1,818)
Currency conversion adjustments	8,282	21,149	932	30,363
Recognition of royalty and stream interests following the deconsolidation of Osisko Development (Note 31)	73,501	48,552	-	122,053
Balance - December 31	879,075	484,590	14,588	1,378,253

Producing
Cost	634,058	566,348	-	1,200,406
Accumulated depletion and impairment	(423,634)	(238,938)	-	(662,572)
Net book value - December 31	210,424	327,410	-	537,834

Development
Cost	367,845	211,755	33,245	612,845
Accumulated depletion and impairment	(753)	(55,252)	(28,229)	(84,234)
Net book value - December 31	367,092	156,503	5,016	528,611

Exploration and evaluation
Cost	304,685	677	9,572	314,934
Accumulated depletion and impairment	(3,126)	-	-	(3,126)
Net book value - December 31	301,559	677	9,572	311,808

Total net book value - December 31	879,075	484,590	14,588	1,378,253

Main acquisitions - 2022

Copper NSR royalty - Marimaca copper project

In September 2022, Osisko acquired a 1.0% NSR royalty for US$15.5 million ($20.3 million) covering the currently known mineralization and prospective exploration areas that constitute the Marimaca copper project located in Antofagasta, Chile, owned and operated by Marimaca Copper Corp. As part of the transaction, Osisko has been granted certain rights including a right of first refusal with respect to any royalty, stream, or similar interest in connection with the financing of the Marimaca project.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Royalty, stream and other interests (continued)

Main acquisitions - 2022 (continued)

Copper-gold NSR royalty - Cascabel copper-gold project

In November 2022, Osisko acquired a 0.6% NSR royalty for US$50.0 million ($67.2 million) covering the entire 4,979 hectare Cascabel property, including the Alpala project, located in northeastern Ecuador and operated by SolGold plc ("SolGold"). Beginning in 2030 and until the end of 2039, Osisko will receive minimum annual payments under the royalty of US$4.0 million. SolGold shall have a right to buydown one-third of the NSR royalty percentage for 4 years.

Potential silver stream - CSA mine

In March 2022, Osisko Bermuda Limited ("Osisko Bermuda") entered into an agreement with Metals Acquisition Corp. ("MAC") with respect to a US$90.0 million silver stream (the "CSA Silver Stream") to facilitate MAC's acquisition of the producing CSA mine in New South Wales, Australia ("CSA"). MAC announced in March 2022 that it had entered into an agreement to acquire 100% of the shares of the owner of CSA from a subsidiary of Glencore plc (the "CSA Acquisition Transaction").

In December 2022, Osisko Bermuda entered into a revised binding agreement. Under the revised CSA Silver Stream agreement, the upfront cash payment payable by Osisko Bermuda to MAC has been reduced from US$90.0 million to US$75.0 million (the "Silver Deposit"). In the event the silver price averages at least US$25.50 per ounce over the ten business days immediately prior to the closing of the transaction, the Silver Deposit will be increased by US$15.0 million to a total of US$90.0 million.

The Silver Deposit would be payable in full on closing of the CSA Silver Stream, with proceeds to be used to fund in part the purchase price payable by MAC for the CSA Acquisition Transaction. Osisko Bermuda would be entitled to receive 100% of payable silver produced from CSA for the life of the mine. Osisko Bermuda would make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. MAC and certain of its subsidiaries, including the operating subsidiary, would provide Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Silver Stream.

MAC would grant Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC or an affiliate between the closing date and the later of the seventh anniversary of the closing date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC.

Closing of the CSA Silver Stream is expected in the first half of 2023, and is subject to certain conditions precedent, including, among others, closing of the CSA Acquisition Transaction. Closing of the CSA Acquisition Transaction is subject to, among other things, MAC's closing of the financings to acquire CSA, MAC shareholder's approving the CSA Acquisition Transaction, and certain regulatory approvals. Osisko Bermuda also agreed to subscribe for US$15.0 million in equity of MAC concurrently with the closing of the CSA Silver Stream.

Potential backstop copper stream - CSA mine

Osisko Bermuda entered into a potential backstop financing agreement with MAC where Osisko Bermuda may provide an upfront deposit of up to US$75.0 million in respect of a copper stream on CSA (the "Available Copper Deposit"), which MAC may draw in whole or in part to fund any shortfall in the equity financing required to complete the acquisition of the mine. If the full deposit is drawn, Osisko Bermuda will be entitled to receive 3.0% of payable copper until the 5th anniversary of the closing date (the "First Threshold Stream"), then 4.875% of payable copper until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% for the remaining life of mine. In conjunction with the potential CSA backstop copper stream, Osisko Bermuda has agreed to subscribe for up to US$25.0 million in equity of MAC as part of its concurrent equity financing (the "Copper Equity Subscription"). The final amount of the Copper Equity Subscription shall be proportional to the percentage of the Available Copper Deposit drawn by MAC.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Royalty, stream and other interests (continued)

Recognition of royalty and stream interests following the deconsolidation of Osisko Development

As a result of the deconsolidation of Osisko Development (Note 31), the Company recognized royalty and stream interests held on properties owned by Osisko Development. Prior to the deconsolidation of Osisko Development, these assets were eliminated upon consolidation of Osisko Development and its subsidiaries.

The following assets were recognized at their historical net book value on September 30, 2022:

- 5% NSR royalty on all metals produced from the Cariboo property in British-Columbia, Canada;

- 15% gold and silver stream on the San Antonio property in Sonora, Mexico, with on-going per-ounce cash payments equal to 15% of the applicable spot metal price on the business day immediately preceding the date of delivery of such refined metal;

- 2.5% stream on all metals produced from the Tintic property in Utah, United States, until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% stream on all metals, with on-going per-ounce cash payments equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery of such refined metal; and

- Certain NSR royalties on exploration properties located in Canada and in Mexico.

		Year ended December 31, 2021
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	656,661	440,941	18,526	1,116,128
Acquisitions	77,702	13,234	-	90,936
Conversion of an offtake into a stream	-	4,682	(4,682)	-
Depletion	(28,958)	(19,403)	-	(48,361)
Impairment	(2,288)	-	-	(2,288)
Currency conversion adjustments	(4)	(1,422)	(188)	(1,614)
Balance - December 31	703,113	438,032	13,656	1,154,801

Producing
Cost	626,345	518,934	-	1,145,279
Accumulated depletion and impairment	(395,874)	(210,884)	-	(606,758)
Net book value - December 31	230,471	308,050	-	538,521

Development
Cost	226,438	181,209	31,120	438,767
Accumulated depletion and impairment	(572)	(51,227)	(26,424)	(78,223)
Net book value - December 31	225,866	129,982	4,696	360,544

Exploration and evaluation
Cost	247,680	-	8,960	256,640
Accumulated depletion	(904)	-	-	(904)
Net book value - December 31	246,776	-	8,960	255,736
Total net book value - December 31	703,113	438,032	13,656	1,154,801

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Royalty, stream and other interests (continued)

Main acquisitions - 2021

In April 2021, the Company acquired six royalties and one precious metals offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). Four of the royalties are on claims overlying the Spring Valley project, located in the United States, and increased the Company's current NSR royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce). Immediately to the north of Spring Valley lies the Moonlight exploration property, where Osisko also acquired a 1.0% NSR royalty. Osisko also acquired a 0.5% NSR royalty and a 30% gold and silver offtake right covering the Almaden project in western Idaho.

In July 2021, the Company entered into a royalty transfer agreement with Sailfish Royalty Corp. ("Sailfish") pursuant to which Osisko purchased a 0.75% NSR royalty (after the buy-down options exercised by the operator) on the Tocantinzinho gold project ("Tocantinzinho"), located in Brazil, and operated by G Mining Ventures Corp. for cash consideration of US$10 million ($12.6 million).

In August 2021, the Company made an advance payment of $10.0 million under its silver stream agreement with Falco Resources Ltd., an associate of the Company at the date of the transaction. The payment corresponds to half of the $20.0 million second installment payment, which was payable at the receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the Horne 5 property, located in Canada.

In October 2021, Osisko acquired from Barrick TZ Limited, a subsidiary of Barrick Gold Corporation ("Barrick"), royalties for total cash consideration of US$11.8 million, including a 2% NSR royalty on the AfriOre and Gold Rim licenses comprising the West Kenya project operated by Shanta Gold Limited, a 1% NSR royalty on the Frontier project operated by Metalor SA, a private company, and a 1% NSR royalty on the Central Houndé project operated by Thor Explorations Ltd.

Conversion of the Parral offtake to a gold and silver stream

In April 2021, GoGold Resources Inc. ("GoGold") and Osisko Bermuda entered into an agreement to convert the gold and silver offtake into a gold and silver stream. Under the stream, Osisko Bermuda started receiving, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Mining interests and plant and equipment

	2022			2021
	Mining interests	Plant and equipment (i)	Total	Mining interests	Plant and equipment (i)	Total
	$	$	$	$	$	$
				(Note 4)

Net book value - January 1	543,953	91,702	635,655	459,303	30,209	489,512
Acquisition of Tintic by Osisko Development (Note 31)	169,175	13,054	182,229	-	-	-
Additions	36,754	14,232	50,986	131,908	58,192	190,100
Impairments	(81,000)	-	(81,000)	(58,417)	-	(58,417)
Mining exploration tax credits	(6,275)	-	(6,275)	(1,585)	-	(1,585)
Change in environmental rehabilitation assets	(3,797)	-	(3,797)	19,522	-	19,522
Depreciation	(2,385)	(10,550)	(12,935)	-	(7,814)	(7,814)
Depreciation capitalized	896	-	896	4,136	-	4,136
Share-based compensation capitalized	388	-	388	2,127	-	2,127
Transfers	-	-	-	(11,221)	11,221	-
Disposals and others	(1,559)	(4,632)	(6,191)	-	(213)	(213)
Currency translation adjustments	21,183	3,384	24,567	(1,820)	107	(1,713)
Deconsolidation of Osisko Development (Note 31)	(677,333)	(100,243)	(777,576)	-	-	-
Net book value - December 31	-	6,947	6,947	543,953	91,702	635,655

Closing balance
Cost	-	11,889	11,889	602,370	105,112	707,482
Accumulated depreciation and impairment	-	(4,942)	(4,942)	(58,417)	(13,410)	(71,827)
Net book value	-	6,947	6,947	543,953	91,702	635,655

(i) Plant and equipment includes right-of-use assets of $6.8 million as at December 31, 2022 ($20.3 million as at December 31, 2021).

Impairment - 2022

San Antonio gold project

As at September 30, 2022, the market conditions, industry cost pressures and inflationary environment were considered as indicators of impairment, among other facts and circumstances and, accordingly, management of Osisko Development performed an impairment assessment on all of its projects. The impairment assessment resulted in an impairment charge of $81.0 million on the San Antonio gold project for the three months ended September 30, 2022.

On September 30, 2022, the San Antonio gold project was written down to its estimated recoverable amount of $35.0 million, which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the production and sale of gold from the San Antonio gold project over the estimated life of the mine, based on the expected long-term gold price per ounce, costs inflation forecast and a pre-tax real discount rate of 19.9% applied to the cash flow projections.

A sensitivity analysis was performed by management of Osisko Development for the long-term gold price and the pre-tax real discount rate (in isolation). If the long-term gold price per ounce applied to the cash flow projections had been 10% lower than management's estimates, Osisko Development would have recognized an additional impairment charge of $35.0 million. If the pre-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, Osisko Development would have recognized an additional impairment charge of $5.8 million.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Mining interests and plant and equipment

Impairments - 2021

Bonanza Ledge Phase 2 Project

In March 2021, processing of ore commenced at the Bonanza Ledge Phase 2 project. As a result of operational challenges incurred during the second quarter of 2021, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than originally planned. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at June 30, 2021. As a result of the impairment assessment, Osisko Development recorded an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project during the three months ended June 30, 2021.

On June 30, 2021, the Bonanza Ledge Phase 2 project was written down to its estimated recoverable amount of $12.4 million, which was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,797, the average grade of gold and the average recovery rate for the remaining life of mine. No discount rate was used as the project had a short-term remaining mine life of approximately 18 months.

A sensitivity analysis was performed by management for the gold price, the average grade and the recovery rate (in isolation). If gold price per ounce applied to the cash flow projections had been 10% lower than management's estimates, Osisko Development would have recognized an additional impairment charge of $9.3 million. If the average gold grade or gold recovery applied to the cash flows had been 10% lower, Osisko Development would have recognized an additional impairment charge of $12.4 million.

In September 2021, due to continuing operational challenges, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than the total revenues expected to be generated for the remaining life of the project. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2021. As a result of the impairment assessment, Osisko Development recorded an impairment charge of $22.4 million on the Bonanza Ledge Phase 2 project during the three months ended September 30, 2021.

On September 30, 2021, the net book value of the Bonanza Ledge Phase 2 project was written down to zero as it was estimated that the net book value would not be recovered by the expected net profits to be generated from the sale of precious metals. The recoverable amount was determined by the value-in-use using a cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Bonanza Ledge Phase 2 project over its estimated life of the mine, based on an average gold price per ounce of US$1,787, the average grade of gold and the average recovery rate for the remaining life of mine. No discount rate was used as the project had a short-term remaining mine life of approximately 18 months.  The project value will be maintained at zero and any excess operating expenses over revenues were recorded under net loss from discontinued operations on the statements of loss from October 1, 2022.

The plant and equipment movements by category of assets for the year ended December 31, 2022 are as follows:

	2022
	Land and buildings	Machinery and equipment	Construction- in-progress	Total Plant and equipment
	$	$	$	$

Net book value - Beginning of period	24,332	43,121	24,249	91,702
Acquisition of Tintic by Osisko Development (Note 31)	6,940	4,420	1,694	13,054
Additions	1,418	9,592	3,222	14,232
Depreciation	(2,387)	(8,163)	-	(10,550)
Transfers	(133)	5,526	(5,393)	-
Disposals and others	(964)	(3,668)	-	(4,632)
Currency translation adjustments	550	2,060	774	3,384
Deconsolidation of Osisko Development (Note 31)	(22,885)	(52,812)	(24,546)	(100,243)
Net book value - End of period	6,871	76	-	6,947

Closing balance
Cost	10,877	1,012	-	11,889
Accumulated depreciation and impairment	(4,006)	(936)	-	(4,942)
Net book value	6,871	76	-	6,947

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Exploration and evaluation

	2022	2021
	$	$
Net book value - January 1	3,635	42,519
Acquisition of Tintic by Osisko Development (Note 31)	38,508	-
Additions	4,519	3,784
Impairment (i)	-	(42,668)
Other adjustments	(417)	-
Currency translation adjustments	3,138	-
Deconsolidation of Osisko Development (Note 31)	(49,383)	-
Net book value - December 31	-	3,635
Closing balance
Cost	-	104,492
Accumulated impairments	-	(100,857)
Net book value	-	3,635

(i) In 2021, Osisko Development incurred an impairment charge of $42.7 million ($34.6 million, net of income taxes) on exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada. Osisko Development determined that further exploration and evaluation expenditures were no longer planned in the near term on these properties and that the carrying amount of these assets was unlikely to be recovered from a sale of these properties at the time. As a result, these properties were written down to zero on December 31, 2021.

14. Goodwill

The Company's goodwill is allocated to a group of cash generating units: the Éléonore NSR royalty and the Canadian Malartic NSR royalty ("CGUs").

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of the CGUs is determined based on the fair value less costs of disposal calculations using a discounted cash-flows approach, which require the use of assumptions and unobservable inputs, and therefore is classified as level 3 of the fair value hierarchy. The calculations use cash flow projections expected to be generated by the sale of gold and silver received from the CGUs based on annual gold and silver production over their estimated life from publicly released technical information by the operators to predict future performance.

The following table sets out the key assumptions for the CGUs in addition to annual gold and silver production over the estimated life of the Canadian Malartic and Éléonore mines:

	2022	2021
Long-term gold price (per ounce)	US$1,645	US$1,600
Long-term silver price (per ounce)	US$21	US$21
Post-tax real discount rate	5.3%	4.3%

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Goodwill (continued)

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values

Long-term gold price	Based on current gold market trends consistent with external sources of information, such as long-term gold price consensus.

Long-term silver price	Based on current silver market trends consistent with external sources of information, such as long-term silver price consensus.

Post-tax real discount rate	Reflects specific risks relating to gold mines operating in Québec, Canada.

The Company's management has considered and assessed reasonably possible changes for key assumptions and has not identified any instances that could cause the carrying amount of the CGUs to exceed their recoverable amounts.

15. Accounts payable and accrued liabilities

	December 31,	December 31,
	2022	2021
	$	$

Trade payables (i)	648	9,678
Other payables (i)	3,745	13,568
Accrued interests on long-term debt	131	142
Sales taxes payable	179	-
Other accrued liabilities (i)	2,122	6,661
	6,825	30,049

(i) The significant decrease between December 31, 2022 and 2021 is mostly the result of the deconsolidation of Osisko Development on September 30, 2022 (Note 31).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Provisions and other liabilities

	Year ended December 31, 2022 (i)						Year ended Dec. 31, 2021
	Environ- mental rehabili- tation (ii)	Lease liabilities (iii)	Deferred premium on flow-through shares	Derivative financial instru- ments (iv)	Deferred consideration and contingent payments (v)	Total	Total
	$	$	$	$	$	$	$
Balance - Beginning of period	53,237	18,362	914	-	-	72,513	45,967
Acquisition of Tintic by Osisko Development (Note 31)	5,370	325	-	-	15,109	20,804	-
New liabilities	261	108	-	39,841	-	40,210	34,011
Revision of estimates	(4,299)	(2,463)	-	-	-	(6,762)	(1,457)
Change in fair value	-	-	-	(21,483)	-	(21,483)	-
Accretion	2,185	-	-	-	333	2,518	1,192
Settlements/payments of liabilities	(2,549)	(7,180)	-	-	-	(9,729)	(7,822)
Issuance of flow-through shares	-	-	-	-	-	-	7,885
Recognition of deferred premium on flow-through shares	-	-	(914)	-	-	(914)	(6,971)
Currency translation adjustments	1,193	12	-	1,333	1,149	3,687	(292)
Deconsolidation of Osisko Development (Note 31)	(55,398)	(1,542)	-	(19,691)	(16,591)	(93,222)	-
Balance - End of period	-	7,622	-	-	-	7,622	72,513

Current portion	-	921	-	-	-	921	12,179
Non-current portion	-	6,701	-	-	-	6,701	60,334
	-	7,622	-	-	-	7,622	72,513

(i) On September 30, 2022, the Company deconsolidated Osisko Development (Note 31).

(ii) The environmental rehabilitation provision represented the legal and contractual obligations associated with the eventual closure of Osisko Development's mining interests, plant and equipment and exploration and evaluation assets (mostly for the Cariboo property, Bonanza Ledge Phase 2 and San Antonio projects).

(iii) As at December 31, 2022, the lease liabilities are mainly related to leases for office space. As at December 31, 2021, the lease liabilities were mainly related to leases for mining equipment and for office space.

(iv) Represented the warrants accounted for as derivative liabilities issued by Osisko Development and exercisable in U.S. dollars (Note 31).

(v) Represented the deferred consideration and contingent payments payable by Osisko Development with regards to its acquisition of Tintic (Note 31).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Long-term debt

The movements in the long-term debt are as follows:

	2022	2021
	$	$

Balance - January 1	410,435	400,429
Increase in revolving credit facility, net of discount	147,833	50,000
Repayment of revolving credit facility	(113,120)	-
Repayment of convertible debentures (i), (ii)	(300,000)	(50,000)
Mining equipment financings, net	5,076	3,764
Amortization of transaction costs	2,291	2,204
Amortization of discount on banker's acceptances	117	-
Accretion expense	4,427	4,308
Foreign exchange revaluation impact	32	(270)
Deconsolidation of Osisko Development (Note 31)	(9,141)	-
Balance - December 31	147,950	410,435

The summary of the long-term debt is as follows:

	December 31,	December 31,
	2022	2021
	$	$

Convertible debentures (ii)	-	300,000
Revolving credit facility (iii)	150,000	113,389
Mining equipment financings (iv)	-	3,764
Long-term debt	150,000	417,153
Unamortized discount on banker's acceptances	(2,050)	-
Unamortized debt issuance costs	-	(2,291)
Unamortized accretion on convertible debentures	-	(4,427)
Long-term debt, net of issuance costs	(2,050)	410,435

Current portion	-	294,891
Non-current portion	147,950	115,544
	147,950	410,435

(i) Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Investissement Québec, which was repaid in full on February 12, 2021.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal amount of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures. The Debentures bore interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year. The Debentures were convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures were fully repaid on maturity on December 31, 2022.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17. Long-term debt (continued)

(iii) Revolving credit facility

A total amount of $550.0 million is available under the credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million (for a total availability of up to $750.0 million). The additional uncommitted accordion was increased from $100.0 million to $200.0 million in September 2022 and the maturity date was extended from July 30, 2025 to September 29, 2026.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. In April 2022, the amounts outstanding under the Facility ($113.1 million) were repaid. In December 2022, the Company drew $150.0 million in the form of banker's acceptances to repay part of the outstanding Debentures. As at December 31, 2022, the effective interest rate on the drawn balance was 6.3%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at December 31, 2022, all such ratios and requirements were met.

(iv) Mining equipment financings

Mining equipment financings were related to acquisitions of equipment by Osisko Development that are financed by third parties. On September 30, 2022, the Company deconsolidated Osisko Development (Note 31).

18. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

184,037,728 common shares

Bought deal financing (2022)

On March 31, 2022, Osisko closed a bought deal financing with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters purchased, on a bought deal basis, an aggregate of 18,600,000 common shares of Osisko (the "Common Shares") at an offering price of US$13.45 per Common Share (the "Offering Price") for total gross proceeds to the Company of US$250.2 million ($312.0 million). Transaction fees amounted to $13.9 million ($10.2 million net of income taxes of $3.7 million), including a 4% commission fee paid to the Underwriters.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Share capital (continued)

Shares (continued)

Normal Course Issuer Bid

In December 2022, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko may acquire up to 18,293,240 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized from December 12, 2022 until December 11, 2023. Daily purchases will be limited to 81,963 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2022, being 327,853 Common Shares.

Under the terms of the 2021 NCIB program, Osisko was allowed to acquire up to 16,530,688 of its common shares from time to time, from December 12, 2021 to December 11, 2022. Daily purchases were limited to 87,264 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 common shares.

During the year ended December 31, 2022, the Company purchased for cancellation a total of 1.7 million common shares for $22.1 million (average acquisition price per share of $13.06). During the year ended December 31, 2021, the Company purchased for cancellation a total of 2.1 million common shares for $30.8 million (average acquisition price per share of $14.64).

Dividends

The following table provides details on the dividends declared by the Company for the years ended December 31, 2022 and 2021:

Declaration date	Dividend per share	Record date	Payment date	Dividends payable	Dividend reinvestment plan(i)
	$			$

February 24, 2022	0.055	March 31, 2022	April 14, 2022	10,167,000	7,498,987
May 12, 2022	0.055	June 30, 2022	July 15, 2022	10,177,000	7,385,458
August 9, 2022	0.055	September 30, 2022	October 14, 2022	10,109,000	7,780,634
November 9, 2022	0.055	December 30, 2022	January 16, 2023	10,121,000	6,686,671
Year 2022	0.220			40,574,000

February 21, 2021	0.050	March 31, 2021	April 15, 2021	8,364,000	8,989,709
May 11, 2021	0.050	June 30, 2021	July 15, 2021	8,404,000	7,102,627
August 8, 2021	0.055	September 30, 2021	October 15, 2021	9,160,000	8,005,584
November 9, 2021	0.055	December 31, 2021	January 14, 2022	9,157,000	7,891,496
Year 2021	0.210			35,085,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan described below.

Dividend reinvestment plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U. S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2022, the holders of 6.7 million common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. During the year ended December 31, 2022, the Company issued 118,639 common shares under the DRIP, at a discount rate of 3% (120,523 common shares in 2021 at a discount rate of 3%). On January 16, 2023, 22,012 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Share capital (continued)

Capital management

The Company's primary objective when managing capital is to maximize returns for its shareholders by growing its asset base, through accretive acquisitions of high-quality royalties, streams and other similar interests, and through strategic investments in exploration and development companies, while ensuring capital protection. The Company defines capital as long-term debt and total equity, including the undrawn portion of the revolving credit facility. Capital is managed by the Company's management and governed by the Board of Directors.

	December 31,	December 31,
	2022	2021
	$	$
Long-term debt	147,950	410,435
Total equity	1,737,211	1,780,061
Undrawn revolving credit facility(i)	400,000	436,610
	2,285,161	2,627,106

(i) Excluding the potential additional available credit (accordion) of $200.0 million as at December 31, 2022 and $100.0 million as at December 31, 2021 (Note 17).

There were no changes in the Company's approach to capital management during the year ended December 31, 2022, compared to the prior year. The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its revolving credit facility (Note 17) as at December 31, 2022.

19. Warrants

On February 18, 2022, a total of 5,480,000 Osisko warrants that were exercisable at a price of $36.50 expired unexercised.

20. Share-based compensation

Share options

The Company offers a share option plan (the "Option Plan") to its directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the issuer at the time of granting of the option. The number of common shares issued to insiders of the issuer within one year and issuable to the insiders at any time under the Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Share-based compensation (continued)

Share options (continued)

The following table summarizes information about the movement of the share options outstanding:

	2022		2021
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	3,730,580	14.09	4,240,869	14.22
Granted (i)	684,100	14.25	763,700	13.27
Exercised	(309,749)	13.56	(1,043,903)	13.75
Forfeited / Cancelled	(35,135)	13.48	(58,866)	13.45
Expired	(557,874)	18.02	(171,220)	16.04
Balance - End of period	3,511,922	13.55	3,730,580	14.09
Options exercisable - End of period	1,916,888	13.40	1,881,416	14.78

(i) Options were granted to officers, management, employees and/or consultants.

The weighted average share price when share options were exercised during the year ended December 31, 2022 was $16.26 ($16.04 for the year ended December 31, 2021).

The following table summarizes the share options outstanding as at December 31, 2022:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

10.58 - 12.97	1,209,007	12.72	2.6	714,175	12.73
13.10 - 14.78	2,136,101	13.77	2.8	1,106,165	13.56
15.97 - 17.12	166,814	16.67	2.5	96,548	16.57
	3,511,922	13.55	2.8	1,916,888	13.40

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2022	2021
Dividend per share	1.5%	1.5%
Expected volatility	41%	40%
Risk-free interest rate	2.6%	0.7%
Expected life	47 months	46 months
Weighted average share price	$14.25	$13.27
Weighted average fair value of options granted	$4.38	$3.66

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. In 2022, the total share-based compensation related to share options amounted to $2.7 million ($3.0 million in 2021).

Deferred and restricted share units

The Company offers a DSU plan and a RSU plan, which allow DSU and RSU to be granted to directors, officers and/or employees as part of their long-term compensation package. Under the plans, payments may be settled in the form of common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The plans are currently classified as equity-settled plans.

The following table summarizes information about the DSU and RSU movements:

	2022		2021
	DSU (i)	RSU (ii)	DSU (i)	RSU (ii)

Balance - Beginning of period	376,203	878,397	408,564	1,242,902
Granted	78,200	275,520	64,720	293,610
Reinvested dividends	6,018	13,483	5,185	15,102
Settled	(30,846)	(278,806)	(102,266)	(398,173)
Forfeited (iii)	-	(35,791)	-	(275,044)
Balance - End of period	429,575	852,803	376,203	878,397
Balance - Vested	350,822	-	311,010	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be settled at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in 2022 have a weighted average value of $14.71 per DSU ($15.54 per DSU in 2021).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU), which vested and were payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company.  An additional number of 75,000 RSU were also granted (with a value of $12.70 per RSU) and vested in 2021 following the acquisition by the officer of a total of 75,000 common shares of the Company.

The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance-based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSU granted in 2022 have a weighted average value of $14.26 per RSU ($13.24 per RSU in 2021).

(iii) In 2021, 215,812 RSU held by employees and officers of the Company, who were transferred to Osisko Development as of January 1, 2021 were forfeited and new RSU were granted by Osisko Development in an equivalent value to these employees and officers. At the time of the transfer, Osisko Development was a subsidiary of the Company (Note 31).

The total share-based compensation expense related to the DSU and RSU plans in 2022 amounted to $4.5 million ($4.7 million in 2021).

Based on the closing price of the common shares at December 31, 2022 ($16.32), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSU and RSU to be settled in equity amounts to $3.1 million ($2.6 million as at December 31, 2021) and to $11.2 million based on all DSU and RSU outstanding ($10.4 million as at December 31, 2021).

21. Income taxes

(a) Income tax expense

The income tax recorded for continuing operations in the consolidated statements of loss for the years ended December 31, 2022 and 2021 is presented as follows:

	2022	2021
	$	$

Current income tax on continuing operations
Expense for the year	1,150	1,231
Current income tax expense on continuing operations	1,150	1,231

Deferred income tax (Note 21 (b)) on continuing operations:
Origination and reversal of temporary differences	29,011	24,759
Change in unrecognized deductible temporary differences	(367)	(367)
Other	(1,956)	303
Deferred income tax expense on continuing operations	26,688	24,695
Income tax expense on continuing operations	27,838	25,926

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Income taxes (continued)

(a) Income tax expense (continued)

The provision for income taxes for continuing operations presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the consolidated entities, as a result of the following:

	2022	2021
	$	$

Income from continuing operations before income taxes	113,123	102,553

Income tax provision on continuing operations calculated using the combined Canadian federal and provincial statutory income tax rate	29,978	27,176
Increase (decrease) in income taxes resulting from:
Non-deductible expenses, net	1,568	255
(Non-deductible) non-taxable portion of capital losses, net	2,189	(806)
Differences in foreign statutory tax rates	(4,056)	(2,770)
Changed in unrecognized deferred tax assets	(367)	(367)
Foreign withholding taxes	482	864
Other	(1,956)	1,574
Total income tax expense on continuing operations	27,838	25,926

The 2022 and 2021 Canadian federal and provincial statutory income tax rate is 26.5%.

(b) Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2022 (i)	2021
	$	$
Deferred tax assets (ii):
Stream interests	26,756	30,100
Non-capital losses	14,375	7,663
Deferred and restricted share units	3,644	3,401
Share and debt issue expenses	2,720	2,935
	47,492	44,099
Deferred tax liabilities (ii):
Royalty interests and exploration and evaluation assets (iii)	(133,120)	(102,782)
Investments	(706)	(8,077)
Convertible debentures	-	(1,173)
Other	(238)	(474)
	(134,064)	(112,506)
Deferred tax liability, net	(86,572)	(68,407)

(i) On September 30, 2022, the Company deconsolidated Osisko Development (Note 31).

(ii) Deferred tax assets and liabilities have been offset on the balance sheets where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

(iii) The exploration and evaluation assets were held by Osisko Development.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Income taxes (continued)

(b) Deferred income taxes (continued)

The 2022 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

	Dec. 31, 2021	Statement of loss	Equity	Other comprehen- sive income	Conversion adjustments	Deconsoli- dation of Osisko Development (Note 31)	Dec. 31, 2022
	$	$	$	$	$	$	$
Deferred tax assets:
Stream interests	30,100	(3,347)	-	-	-	-	26,753
Non-capital losses	7,663	6,712	-	-	-	-	14,375
Deferred and restricted share units	3,401	84	159	-	-	-	3,644
Share and debt issue expenses	2,935	(3,909)	3,694	-	-	-	2,720
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(102,782)	(29,778)		-	(560)	-	(133,120)
Investments	(8,077)	2,141	-	4,025	-	1,205	(706)
Convertible debentures	(1,173)	1,173	-	-	-	-	-
Other	(474)	236	-	-	-	-	(238)
	(68,407)	(26,688)	3,853	4,025	(560)	1,205	(86,572)

The 2021 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

	Dec. 31, 2020	Statement of loss	Equity	Other comprehen- sive loss	Conversion adjustments	Dec. 31, 2021
	$	$	$	$	$	$
Deferred tax assets:
Stream interests	34,278	(4,178)	-	-	-	30,100
Non-capital losses	8,195	(532)	-	-	-	7,663
Deferred and restricted share units	4,008	(328)	(279)	-	-	3,401
Share and debt issue expenses	4,562	(96)	(1,531)	-	-	2,935
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(93,266)	(9,543)		-	27	(102,782)
Investments	(9,437)	1,831	-	(471)	-	(8,077)
Convertible debentures	(2,315)	1,142	-	-	-	(1,173)
Other	(454)	(20)	-	-	-	(474)
	(54,429)	(11,724)	(1,810)	(471)	27	(68,407)

(c) Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2022, is $53.9 million ($114.6 million as at December 31, 2021, which included an amount of $77.0 million related to the discontinued operations (Note 31)). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Income taxes (continued)

(d) Unrecognized deferred tax assets

As at December 31, 2022, the Company had temporary differences with a tax benefit of $4.7 million ($79.5 million as at December 31, 2021, which included an amount of $75.2 million related to the discontinued operations (Note 31)), which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these attributes.

	December 31, 2022	December 31, 2021
	$	$

Non-capital losses carried forward	-	64,650
Mineral stream interests - Foreign jurisdictions	-	7,446
Unrealized losses on investments	3,310	3,598
Capital losses	1,397	2,127
Other	-	1,694
	4,707	79,515

22. Additional information on the consolidated statements of loss

	2022	2021
	$	$
Revenues

Royalty interests	144,066	140,279
Stream interests	73,743	59,333
Offtake interests	-	25,265
	217,809	224,877

Cost of sales

Royalty interests	1,055	551
Stream interests	15,021	12,752
Offtake interests	-	24,343
	16,076	37,646

Depletion

Royalty interests	27,362	28,958
Stream interests	23,993	19,135
Offtake interests	-	268
	51,355	48,361

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22. Additional information on the consolidated statements of loss (continued)

	2022	2021
	$	$
Other operating expenses

Employee benefit expenses (see below)	15,186	15,253
Professional fees	4,633	3,602
Insurance costs	2,005	2,156
Impairment of assets	1,818	2,948
Amortization	1,060	1,061
Communication and promotional expenses	842	661
Public company expenses	782	632
Travel expenses	606	76
Rent and office expenses	561	477
Cost recoveries	(552)	(552)
Other expenses	468	402
	27,409	26,716
Employee benefit expenses

Salaries and wages	8,282	8,079
Share-based compensation	7,124	7,726
Cost recoveries from associates	(220)	(552)
	15,186	15,253

Other (losses) gains, net

Change in fair value of financial assets at fair value through profit and loss	(16,848)	6,987
Net gain on dilution of investments in associates (Note 9)	3,604	-
Net gain on acquisition of investments(i)	48	7,416
Impairment of investments	(2,361)	(2,112)
Other	-	33
	(15,557)	12,324

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2022	2021
	$	$

Salaries and short-term employee benefits	4,374	4,309
Share-based compensation	5,475	6,078
Cost recoveries from associates	(538)	(716)
	9,311	9,671

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options.

24. Net earnings (loss) per share

	2022	2021
	$	$

Net earnings from continuing operations attributable to Osisko Gold Royalties Ltd's shareholders	85,285	76,627

Net loss attributable to Osisko Gold Royalties Ltd's shareholders	(118,754)	(23,554)

Basic weighted average number of common shares outstanding (in thousands)	180,398	167,628
Dilutive effect of share options	255	-
Dilutive effect of warrants and convertible debentures	-	-
Diluted weighted average number of common shares	180,653	167,628

Net earnings per share from continuing operations
Basic and diluted	0.47	0.46

Net loss per share
Basic and diluted	(0.66)	(0.14)

For the year ended December 31, 2022, 0.9 million share options and the 13.1 million common shares underlying the convertible debentures (which were repaid on December 31, 2022) were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

For the year ended December 31, 2021, 0.8 million share options, 5.5 million outstanding warrants and the 15.7 million common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was antidilutive.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Additional information from continuing operations on the consolidated statements of cash flows

	2022	2021
	$	$

Interests received measured using the effective rate method	5,689	2,118
Interests paid on long-term debt	14,578	16,420
Income taxes paid	1,150	1,231

Changes in non-cash working capital items
Increase in amounts receivable	(4,844)	(57)
Increase in other current assets	(76)	(275)
Increase (decrease) in accounts payable and accrued liabilities	1,689	(5,081)
	(3,231)	(5,413)

26. Financial risks

The Company's activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company's interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as the cash is kept in high-interest saving accounts, the impact would likely be not significant. Other financial assets are not exposed to interest rate risk because they are mostly non-interest bearing or bear interest at fixed rates, except for derivative financial instruments (warrants).

Financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate, except for the revolving credit facility which bears a variable interest rate. Based on the revolving credit facility's balance as at December 31, 2022, the impact on net financial expenses over a 12-month horizon of a 1.0% shift in interest rates would amount to approximately $1.5 million ($1.1 million as at December 31, 2021).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26. Financial risks (continued)

(a) Market risks (continued)

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the U.S. dollar. The Company holds balances in cash denominated in U.S. dollars and can draw on its credit facility in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

As at December 31, 2022 and 2021, the balances in U.S. dollars held by entities having the Canadian dollar as their functional currency were as follows:

	December 31,
	2022	2021
	$	$

Cash	19,780	23,755
Amounts receivable	4,213	2,600
Other assets	1,194	1,319
Accounts payable and accrued liabilities	(37)	(117)
Revolving credit facility	-	(50,000)

Net exposure, in U.S. dollars	25,150	(22,443)

Equivalent in Canadian dollars	34,063	(28,453)

Based on the balances as at December 31, 2022, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $1.4 million in 2022 ($1.8 million in 2021).

(iii) Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2022, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net earnings by $0.1 million and other comprehensive income (loss) by $1.6 million for the year ended December 31, 2022. Based on the Company's long-term investments held as at December 31, 2021, a 10% increase (decrease) in the equity prices of these investments would have increased (decreased) net earnings by $2.5 million and other comprehensive income (loss) by $8.2 million for the year ended December 31, 2021.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26. Financial risks (continued)

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, amounts receivable, notes receivable and other financing facilities receivable. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian and U.S. recognized financial institutions. In the case of amounts receivable, notes receivable and other financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third-party to cover the net book value of the note. A provision is recorded if there is an expected credit loss based on the analysis. In some cases, the loans receivable could be applied against stream deposits due by the Company or converted into a royalty if the third-party is not able to reimburse its loan. As at December 31, 2022, a provision of $16.9 million ($13.4 million as at December 31, 2021) is recorded as a result of the expected credit loss analysis, mostly on loans made to the company holding the Amulsar gold project (the loans were fully provisioned as the company is not expected to be in a position to reimburse them).

The maximum credit exposure of the Company corresponds to the respective instrument's net carrying amount.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 18. As at December 31, 2022, cash is invested in high interest savings accounts held with Canadian and U.S. recognized financial institutions.

As at December 31, 2022, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the revolving credit facility and the lease liabilities, which are described below:

	As at December 31, 2022
	Total amount payable		Estimated annual payments
		Maturity	2023	2024	2025	2026	2027-2029
	$		$	$	$	$	$

Revolving credit facility(i)	191,059	September 29, 2026	10,949	10,949	10,949	158,212	-
Lease liabilities	9,999	December 31, 2029	1,408	1,432	1,432	1,432	4,295
	201,058		12,357	12,381	12,381	159,644	4,295

(i) The interest payable is based on the actual interest rates as at December 31, 2022.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or  liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			December 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	18,026	18,026
Other minerals	844	-	5,347	6,191
Financial assets at fair value through other comprehensive (loss) income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	6,288	-	3,530	9,818
Other minerals	8,519	-	-	8,519
	15,651	-	26,903	42,554

			December 31, 2021
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining exploration and development companies
Precious metals	-	-	24,327	24,327
Other minerals	13,048	-	10,607	23,655
Financial assets at fair value through other comprehensive (loss) income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	46,668	-	-	46,668
Other minerals	47,562	-	-	47,562
	107,278	-	34,934	142,212

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27. Fair value of financial instruments (continued)

During the year ended December 31, 2022, there were no transfers among Level 1, Level 2 and Level 3. During the year ended December 31, 2021, warrants having a fair value of $5.1 million were transferred from Level 3 to Level 1 as these warrants began trading on a recognized stock exchange.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares and warrants trading on recognized securities exchanges, such as the TSX, TSX Venture or NEO.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company's specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include convertible instruments and warrants held by the Company that are not traded on a recognized securities exchange. The fair value of the investments in convertible instruments and warrants is determined directly or indirectly using the Black-Scholes option pricing model which includes significant inputs not based on observable market data.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the years ended December 31, 2022 and 2021:

	2022	2021
	$	$

Balance - January 1	34,934	25,063
Acquisitions	7,968	12,754
Warrants exercised	(80)	(1,122)
Acquisition of Tintic by Osisko Development (Note 31)	(10,827)	-
Change in fair value - warrants exercised(i)	(322)	300
Change in fair value - warrants expired(i)	(405)	(15)
Change in fair value - investments held at the end of the period(i)	(4,304)	(2,046)
Foreign exchange revaluation impact	49	-
Deconsolidation of Osisko Development (Note 31)	(110)	-
Balance - December 31	26,903	34,934

(i) Recognized in the consolidated statements of loss under other (losses) gains, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at December 31, 2022 and 2021.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27. Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, revenues receivable from royalty, stream and other interests, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risk parameters or assumptions related to the instruments since the issuance, acquisition or renewal of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt (excluding the liability under the revolving credit facility) on December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
	Fair value	Carrying amount	Fair Value	Carrying amount
	$	$

Long-term debt - Level 1	-	-	303,000	293,281

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28. Segment disclosure

Prior to the deconsolidation of Osisko Development on September 30, 2022 (Note 31), the President and CEO organized and managed the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. Following the deconsolidation of Osisko Development, and the deemed disposal of the exploration, evaluation and development of mining projects segment, the President and CEO organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows from continuing operations are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the year ended December 31, 2022 and 2021, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2022

Royalties	140,488	1,257	69	2,252	-	144,066
Streams	39,701	23,948	892	-	9,202	73,743

	180,189	25,205	961	2,252	9,202	217,809

2021

Royalties	134,544	1,112	6	4,617	-	140,279
Streams	27,624	20,284	1,548	-	9,877	59,333
Offtakes	25,265	-	-	-	-	25,265

	187,433	21,396	1,554	4,617	9,877	224,877

(i) 91% of North America's revenues are generated from Canada in 2022 (83% in 2021).

In 2022, three royalty/stream interests generated revenues of $132.3 million ($122.4 million in 2021), which represented 61% of revenues (61% of revenues in 2021, excluding revenues generated from the offtake interests), including one royalty interest that generated revenues of $78.8 million ($81.3 million in 2021).

In 2022, revenues generated from precious metals and diamonds represented 85% and 14% of revenues, respectively. In 2021, revenues generated from precious metals and diamonds represented 89% and 9% of revenues, respectively (87% and 11% excluding offtakes, respectively).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28. Segment disclosure (continued)

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at December 31, 2022 and December 31, 2021, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2022

Royalties	664,985	157,552	17,345	24,228	-	14,965	879,075
Streams	225,517	177,853	-	-	30,203	51,017	484,590
Offtakes	-	-	9,572	-	5,016	-	14,588

	890,502	335,405	26,917	24,228	35,219	65,982	1,378,253

December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

(i) 81% of North America's net interests are located in Canada as at December 31, 2022 (82% as at December 31, 2021).

29. Related party transactions

In 2022, interest revenues of $4.2 million were recorded on notes receivable from associates ($3.6 million in 2021). As at December 31, 2022, interest receivable from associates of $8.0 million are included in amounts receivable ($4.6 million as at December 31, 2021). Loans, notes receivable, and convertible instruments from related parties amounted to $30.9 million as at December 31, 2022 ($42.3 million as at December 31, 2021) and were included in other investments on the consolidated balance sheets. As of December 31, 2022, Osisko acts as a guarantor towards an insurance company that has issued environmental bonds to governmental authorities in the name of Osisko Development valued at approximately $17.9 million.

In January 2023, the convertible secured senior note of $17.6 million held from Falco Resources Ltd. was amended. The accrued interest receivable of $2.8 million was capitalized to the capital of the note, the interest rate was increased from 7% to 8% per annum, the conversion price was reduced from $0.55 to $0.50 per common share and the maturity date of the note was extended to December 31, 2024. In addition, the Company has the ability to apply the loan or a portion of the loan against future stream payments (Note 30).

Additional transactions with related parties are described under Notes 11, 30 and 31.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30. Commitments

Investments in royalty and stream interests

As at December 31, 2022, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Metals Acquisition Corp. (i)	CSA mine (silver stream)	US$75.0 million	Closing of the acquisition of the CSA mine by MAC.

Metals Acquisition Corp. (i)	CSA mine (copper stream)	Up to US$75.0 million	Closing of the acquisition of the CSA mine by MAC.

(i) Refer to Note 11 for details on the proposed transactions.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30. Commitments (continued)

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(8),(9)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019
Amulsar offtake(2),(8),(9)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019
Back Forty stream(3),(9)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended Dec. 2021
Gibraltar stream(4)		75%			nil		Life of mine	March 2018 Amended April 2020
Mantos Blancos stream(5)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
San Antonio stream	15%	15%		15% spot price	15% spot price		Life of mine	November 2020
Sasa stream(6)		100%			$6.21		40 years	November 2015
Tintic stream(7)	2.5%	2.5%		25% spot price	25% spot price		Life of mine	September 2022

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter. As of September 30, 2022, a total of 1.0 million ounces of silver have been delivered under the stream agreement.

(5) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of September 30, 2022, a total of 3.4 million ounces of silver have been delivered under the stream agreement.

(6) 3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) 2.5% stream on all metals produced until 27,150 ounces of refined gold have been delivered, and thereafter 2.0% steam on all metals produced.

(8) In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (35.98% as at December 31, 2022).

(9) As of December 31, 2022, these assets were not in production.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations

Deconsolidation of Osisko Development

On September 30, 2022, Osisko held an interest of 44.1% (compared to 75.1% as at December 31, 2021) in Osisko Development. Effective on September 30, 2022, following certain changes made to Osisko's investment agreement with Osisko Development, Osisko ceased to consolidate Osisko Development as management determined that Osisko was no longer in a position of control over Osisko Development. Immediately after, management determined it was able to exert significant influence on Osisko Development and subsequently accounted for its investment as an associate under the equity method. Accordingly, Osisko deconsolidated Osisko Development on September 30, 2022, and started accounting for its investment in Osisko Development using the equity method.

On September 30, 2022, the Company derecognized the assets and liabilities of Osisko Development from its consolidated balance sheet, recorded its interest in Osisko Development at fair value as an investment in an associate (Note 9) at $207.0 million, recognized royalty and stream interests on assets held by Osisko Development of $122.1 million (Note 11 - these assets were eliminated on consolidation prior to the loss of control) and recognized a net non-cash loss on deconsolidation of $140.9 million. Osisko Development's results of operations and cash flows were consolidated into the Company's financial statements up to September 30, 2022.

The following tables summarize the financial information related to Osisko Development on September 30, 2022, which was immediately prior to deconsolidation. The amounts disclosed are before inter-company adjustments:

Summarized balance sheet

As at September 30, 2022
$

Current assets	168,092
Current liabilities	(51,330)
Current net assets	116,762

Non-current assets	902,768
Non-current liabilities	(105,757)
Non-current net assets	797,011
Total net assets	913,773
Accumulated other comprehensive income	(515)
Non-controlling interest	(443,295)

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Deconsolidation of Osisko Development (continued)

The activities of Osisko Development represented one of two distinct business segments of the Company, namely the exploration, evaluation and development of mining projects segment (Note 28). This segment was deemed to have been disposed of and its results of operations and cash flows have been reclassified as discontinued operations. The following table summarizes the results of operations included as discontinued operations on the consolidated statements of loss for years ended December 31, 2022 and 2021. The amounts disclosed are before inter-company adjustments:

	2022	2021
	$	$

Results from discontinued operations:
Net loss on deconsolidation	(140,910)	-
Results of discontinued operations:
Revenues	44,820	7,275
Impairment of assets (Note 12)	(81,000)	(121,600)
Other expenses, net	(89,895)	(31,948)
Net loss before income taxes	(126,075)	(146,273)
Deferred income tax (expense) recovery (see below)	(1,490)	12,971
Net loss	(127,565)	(133,302)
Net loss from discontinued operations	(268,475)	(133,302)

Net loss per share from discontinued operations
Basic and diluted	(1.50)	(0.80)

Equity financing transactions completed by Osisko Development

The following equity financing transactions were completed by Osisko Development in prior periods and prior to the deconsolidation and were presented under Net investments from minority shareholders in the consolidated statements of changes in equity and as discontinued operations on the consolidated statements of cash flows.

Non-brokered private placement (2021)

In January 2021, Osisko Development completed the first tranche of a non-brokered private placement through the issuance of 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $68.6 million. Each unit consisted of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

In February 2021, Osisko Development completed the second and final tranche of a non-brokered private placement through the issuance of 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $11.2 million. Each unit consisted of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

An amount of $73.9 million from the non-brokered private placement was received by Osisko Development in 2020. The share issue expenses related to the first and second tranches of the private placement amounted to $1.1 million ($0.8 million, net of income taxes).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Equity financing transactions completed by Osisko Development (continued)

Brokered private placement of flow-through shares (2021)

In March 2021, Osisko Development completed a "bought deal" brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes). The shares were issued at a premium to the market price, which was recognized as a current liability under provisions and other liabilities for $7.9 million (net of share issue costs attributed of $0.5 million). The liability was reversed and recognized to the consolidated statements of loss as flow-through premium income (included under net loss from discontinued operations) as the required expenditures were incurred.

Bought deal private placement (2022)

In March 2022, Osisko Development completed a bought deal brokered private placement of an aggregate of (i) 13,732,900 ODV Subscription Receipts and (ii) 9,525,850 ODV Units (together with the ODV Subscription Receipts, the "Offered Securities") at a price of $4.45 per Offered Security, for aggregate gross proceeds of approximately $103.5 million (the "ODV Bought Deal Private Placement"), including the full exercise of the underwriters' option. Each ODV Unit was comprised of one common share of the company (each, an "ODV Common Share") and one common share purchase warrant (each, an "ODV Warrant"), with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of $7.60 per ODV Common Share for a period of 60 months following the date hereof. Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Bought Deal Escrow Release Conditions, which were met in May 2022. In consideration for their services, the underwriters were paid a cash commission equal to 5% of the gross proceeds of the ODV Bought Deal Private Placement (other than in respect of subscribers on the President's List for which no commission was paid).

Non-brokered private placement (2022)

In March 2022, Osisko Development closed the first tranche of a non-brokered private placement (the "ODV Non-brokered Private Placement"), pursuant to which a total of 24,215,099 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for gross proceeds of approximately US$84.8 million ($108.1 million). In March 2022, Osisko Development also closed the second tranche of the ODV Non-brokered Private Placement pursuant to which an additional 9,365,689 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$32.8 million ($41.0 million). In April 2022, Osisko Development closed the third tranche of the ODV Non-brokered Private Placement pursuant to which an additional 512,980 ODV Subscription Receipts were issued at a price of US$3.50 per ODV Subscription Receipt, for additional gross proceeds of approximately US$1.8 million ($2.2 million).

Each ODV Subscription Receipt entitled the holder thereof to receive one ODV Unit, upon the satisfaction of the Non-brokered Private Placement Escrow Release Conditions, which were met in May 2022. Each ODV Unit was comprised of one ODV Common Share and one ODV Warrant, with each ODV Warrant entitling the holder thereof to purchase one additional ODV Common Share at a price of US$6.00 per ODV Common Share for a period of five years following the date of issue.

Share consolidation

In May 2022, Osisko Development completed a consolidation of its common shares, on a three for one basis (3:1). The equity financing transactions described above are presented prior to the share consolidation.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Acquisition of Tintic by Osisko Development

In May 2022, Osisko Development completed the acquisition of Tintic Consolidated Metals LLC ("Tintic"), which owns the Trixie property, as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District (the "Tintic Transaction").

Under the terms of the Tintic Transaction, Osisko Development funded the acquisition through:

(i) the issuance of 12,049,449 common shares of Osisko Development;

(ii) aggregate cash payments of approximately US$58.7 million ($74.7 million);

(iii) the issuance of an aggregate of 2% NSR royalty, with a 50% buyback right in favour of Osisko Development exercisable within five years;

(iv) US$12.5 million in deferred payments ($15.9 million); and

(v) the granting of certain other contingent payments, rights and obligations.

Transaction costs related to the acquisition were expensed under general and administrative expenses and amounted to approximately $4.7 million. The total consideration paid amounted to approximately US$156.6 million ($199.5 million).

As of the reporting date, Osisko Development has not completed the purchase price allocation over the identifiable net assets of Tintic. Information to confirm the fair value of certain assets, mainly the mining interests and plant and equipment, the exploration and evaluation assets, the fair value of certain liabilities and the deferred income tax liability, are still to be obtained or confirmed.

The table below presents the preliminary purchase price allocation based on the best available information to Osisko Development to date:

Consideration paid	$

Issuance of 12,049,449 common shares of Osisko Development (i)	109,656
Cash	63,881
Convertible instruments (ii)	10,827
Fair value of deferred consideration of US$12.5 million ($15.9 million)	13,414
Fair value of other contingent payments, rights and obligations	1,695
199,473

Net assets acquired	$

Current assets	2,705
Mining assets and plant and equipment	182,229
Exploration and evaluation	38,508
Other non-current assets	1,735
Current liabilities	(1,322)
Non-current liabilities	(4,925)
Deferred income tax liability	(19,457)
199,473

(i) Prior to the share consolidation.

(ii) Represent the convertible instruments amounting to US$8.5 million ($10.8 million) issued to the sellers prior to the closing of the Tintic Transaction, which were part of the acquisition price.

For the year ended December 31, 2022, the revenues and net loss of Tintic included in the statement of loss under net loss from discontinued operations amounted respectively to $11.5 million and $1.6 million.

If changes were made to the final purchase price allocation by Osisko Development, these changes would need to be reflected in the purchase price allocation presented above and in the resulting deconsolidation entries.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Significant accounting policies applicable to the discontinued operations

(a) Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business are measured at fair value at the date of acquisition. Provisional fair values estimated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. Any excess of the consideration paid is treated as goodwill, and any bargain gain is immediately recognized in the statement of income or loss and comprehensive income or loss. If control is lost as a result of a transaction, the participation retained is recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the statement of income or loss. Acquisition costs are expensed as incurred.

The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

(b) Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company's ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

(c) Refundable tax credits for mining exploration expenses

Osisko Development is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the provinces of Québec and British-Columbia. The credits are accounted for against the exploration and evaluation expenses incurred.

(d) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Significant accounting policies applicable to the discontinued operations (continued)

(e) Mining interests and property and equipment

Mining interests

Mining assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for Osisko Development in the near future.  Subsequent to completion of a positive economic analysis on a mineral property, capitalized exploration and evaluation assets are transferred into mining interests, or as an item of property and equipment, based on the nature of the underlying asset.

Mining interests are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset, including the purchase price and all expenditures undertaken in the development, construction, installation and/or completion of mine production facilities. All expenditures related to the construction of mine declines and orebody access, including mine shafts and ventilation raises, are considered to be capital development and are capitalized. The development and commissioning phase ceases upon the commencement of commercial production.

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to Osisko Development. Otherwise, such expenditures are classified as other operating costs. Mining interest assets are subject to periodic review for impairment when events or changes in circumstances indicate the project's carrying value may not be recoverable. Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of production method based on the economic life of the related deposit.

Determination of commencement of commercial production is a complex process and requires significant assumptions and estimates. The commencement of commercial production is defined as the date when the mine is capable of operating in the manner intended by management. Osisko Development considers primarily the following factors, among others, when determining the commencement of commercial production:

• All major capital expenditures to achieve a consistent level of production and desired capacity have been incurred;

• A reasonable period of testing of the mine plant and equipment has been completed;

• A predetermined percentage of design capacity of the mine and mill has been reached; and

• Required production levels, grades and recoveries have been achieved.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to Osisko Development and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	2-7 years
Exploration equipment and facilities	2-20 years
Mining plant and equipment (development)	3-20 years
Right-of-use assets	Shorter of useful life and lease term

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Significant accounting policies applicable to the discontinued operations (continued)

(f) Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Significant accounting policies applicable to the discontinued operations (continued)

(g) Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i) Osisko Development has a present legal or constructive obligation as a result of past events.

(ii) It is probable that an outflow of resources will be required to settle the obligation.

(iii) The amount can be reliably estimated.

The provision is measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and is discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur. Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of Osisko Development's property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pretax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Reclamation deposits

Reclamation deposits are term deposits held for the benefit of the Government of the Province of British Columbia as collateral for possible rehabilitation activities on Osisko Development's mineral properties in connection with permits required for exploration activities. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under other assets on the consolidated balance sheets.

(h) Share-based compensation

Share option plan

Osisko Development offers a share option plan to its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Deferred and restricted share units

Osisko Development offers a DSU plan to its non-executive directors and a RSU plan to its officers, employees and consultants as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Osisko Development's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of Osisko Development. The fair value of the DSU and RSU granted by Osisko Development to be settled in common shares is measured on the grant date and is recognized over the vesting period under non-controlling interests with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Significant accounting estimates and assumptions applicable to the discontinued operations

Mineral reserves and resources - Exploration and development projects

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from Osisko Development's mining properties. Osisko Development estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

Osisko Development's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of income or loss.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of income or loss.

Osisko Development's recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

At each reporting date, Osisko Development evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves, selling prices of metals, operating costs, discount rates and foreign exchange rates. Fair value less costs of disposal consists of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs.

Osisko Development may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write-downs or write-offs in the future.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2022 and 2021
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Deconsolidation of Osisko Development and discontinued operations (continued)

Significant accounting estimates and assumptions applicable to the discontinued operations (continued)

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on Osisko Development's management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Significant judgements in applying the accounting policies related to the discontinued operations

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of  judgement. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, exploration and evaluation properties and mining interests and property, plant and equipment in particular, generally requires a high degree of judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement), mining interests and plant and equipment requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on Osisko Development's exploration and evaluation, mining interests and plant and equipment assets.

Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and Osisko Development has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by Osisko Development or its farmee; a significant change in current or forecast commodity prices or in interest rates; and a significant change in expected recoverable ore reserves and operating costs.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets, mining interests and plant and equipment could impact the impairment analysis.

32. Subsequent event

Dividend

On February 23, 2023, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.